March 21, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re: Neogenomics, Inc. f/k/a/ American Communications Enterprises, Inc.

We were previously the independent accountants for Neogenomics, Inc. (Company), and on March 27, 2001, we reported on the financial statements of the Company as of December 31, 2000 and for the years ending December 31, 2000 and 1999, and from inception of the development stage on October 28, 1998 through December 31, 2000.
On March 18, 2002 we were informed that we would no longer be the independent accountants of the Company.  We have read the Company's statements included in Item
4 of its From 8-K concerning the change in the Company's certifying accountant and we agree with such statements as they relate to our firm.

Sincerely,

/s/Sprouse & Anderson, L.L.P.
Austin, Texas